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                                 AMENDMENT NO. 1
                                       TO
                 MASTER DISTRIBUTION PLAN PURSUANT TO RULE 12b-1
                                       OF
                           TAX-FREE INVESTMENTS TRUST

        The Master Distribution Plan Pursuant to Rule 12b-1 of Tax-Free Investments Trust (the "Plan") is hereby amended as set forth below.

        The first paragraph of Section 2 of the Plan is amended and restated to read in full as follows:

                "2. Amounts set forth in Appendix A may be expended when and if authorized in advance by the Trust's Board of Trustees. Such amounts may be used to finance any activity which is primarily intended to result in the sale of the Shares, including, but not limited to, expenses of organizing and conducting sales seminars, advertising programs, finders fees, printing of prospectuses and statements of additional information (and supplements thereto) and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, supplemental payments to the Distributor and the costs of administering the Plan. All amounts expended pursuant to the Plan shall be paid (i) to the Distributor, as an asset-based sales charge, and (ii) as a distribution and/or service fee to certain broker-dealers, banks, and other financial institutions ("Service Providers") who provide distribution-related and/or continuing personal shareholder services to their customers who invest in the Shares, and who have entered into agreements setting forth such services ("Shareholder Service Agreements") (A) substantially in the form of Exhibit A hereto, or (B) substantially in the form approved by vote of the dis-interested trustees of the Trust cast in person at a meeting called for the purpose of voting on such Agreement."

All other terms and provisions of the Plan not amended herein shall remain in full force and effect.


Dated:  December 2, 2004.